Olivia Inc.
8605 Santa Monica Blvd #88454
Los Angeles, California 90069
Phone: (213) 947-1011

April 16, 2013

By Edgar

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Washington DC, 20549

Re: Olivia Inc.
Registration Statement on Form S-1
Filed February 13, 2013
File No. 333-186629
Request for Acceleration

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Olivia, Inc. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Friday April 19, 2013, at 11:00 a.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/ Elchanan Menachem Grossbaum
Elchanan Menachem Grossbaum
CEO

VIA EDGAR cc: Sirimal R. Mukerjee, Staff Attorney